AB
7/30

[redacted]

SEC 13025411 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39854

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/2012 (MM/DD/YY) AND ENDING 04/30/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PTR, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1800 John F Kennedy Blvd - Suite 401
(No. and Street)

Philadelphia	PA	19103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Crompton 215-665-0245
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stephano Slack LLC
(Name – *if individual, state last, first, middle name*)

125 Strafford Avenue	Wayne	PA	19087
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 25 2013
REGISTRATIONS BRANCH
16

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD
7/31/13

OATH OR AFFIRMATION

I, James Crompton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PTR, Inc., as of April 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

James Crompton
Signature

President
Title

LAURA C. OLT
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 2/21/2018

Laura C. Olt
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PTR, INC.

Financial Statements

April 30, 2013

STEPHANO SLACK LLC

ACCOUNTANTS AND TAX ADVISORS

PTR, INC.

Financial Statements

April 30, 2013

INDEX

STEPHANO SLACK LLC
ACCOUNTANTS AND TAX ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Stockholder
PTR, Inc.
Philadelphia, Pennsylvania

Report on the Financial Statements

We have audited the accompanying statement of financial condition of PTR, Inc. (the "Company") as of April 30, 2013, and the related statements of operations, changes in subordinated borrowing, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedure that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

www.stephanoslack.com

WAYNE OFFICE
125 Strafford Avenue, Suite 200
Wayne, PA 19087
tel 610-687-1600 · *fax* 610-687-0016

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PTR, Inc. as of April 30, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Stephano Slack LLC
Stephano Slack LLC

June 26, 2013 (Except for Note 15, as to which the date is July 16, 2013)
Wayne, Pennsylvania

PTR, INC.
Statement of Financial Condition
April 30, 2013

ASSETS

Cash and Cash Equivalents	$	5,119,951
Accounts Receivable, Net of Allowance for Doubtful Acounts of $415,409		5,519,011
Deposits with Clearing Organizations		3,692,382
Prepaid Expenses		599,243
Deposit		20,472
Deferred Tax Asset		263,828
Property and Equipment, Net of Accumulated Depreciation		33,522
Other Assets		259,262
TOTAL ASSETS	$	15,507,671

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Subordinated Borrowing	$	500,000
Accounts Payable and Accrued Expenses		10,535,683
TOTAL LIABILITIES		11,035,683
Stockholder's Equity		4,471,988
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	15,507,671

The accompanying notes are an integral part of these financial statements.

PTR, INC.
Statement of Operations
For the Year Ended April 30, 2013

Revenues		
Commissions	$	31,779,910
Loss on Investment in Partnership		(79,616)
TOTAL REVENUES		31,700,294
Expenses		
Commissions		9,842,561
Employee Compensation and Benefits		14,343,831
Exchange and Registration Fees		5,785,424
Loss on Sale of Property and Equipment		9,998
Occupancy Expense		55,520
Other Expenses		2,295,592
TOTAL EXPENSES		32,332,926
LOSS BEFORE BENEFIT FOR INCOME TAXES		(632,632)
BENEFIT FOR INCOME TAXES		(200,574)
NET LOSS	$	(432,058)

The accompanying notes are an integral part of these financial statements.

PTR, INC.
Statement of Changes in Subordinated Borrowing
For the Year Ended April 30, 2013

Subordinated borrowing at May 1, 2012	$	0
Increase:		
Issurance of Subordinated Note		500,000
SUBORDINATED BORROWING AT APRIL 30, 2013	$	500,000

The accompanying notes are an integral part of these financial statements.

PTR, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended April 30, 2013

	Common Stock*	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Beginning Balance, May 1, 2012	$ 1	$ 14,999	$ 4,889,046	$ 4,904,046
Net Loss	0	0	(432,058)	(432,058)
ENDING BALANCE, APRIL 30, 2013	$ 1	$ 14,999	$ 4,456,988	$ 4,471,988

* $1 Par Value, 10,000 Shares Authorized, 1 Share Issued and Outstanding

The accompanying notes are an integral part of these financial statements.

PTR, INC.
Statement of Cash Flows
For the Year Ended April 30, 2013

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$	(432,058)
Adjustments to Reconcile Net Loss to		
Net Cash Flows Used by Operating Activities		
Depreciation		5,900
Loss on Sale of Property and Equipment		9,998
Allowance for Doubtful Accounts		(259,977)
Deferred Tax Asset		10,675
Commissions Expense		78,431
Decrease (Increase) in Assets		
Accounts Receivable		60,488
Deposits with Clearing Organizations		(593,451)
Employee Advances		20,000
Prepaid Expenses		(500,337)
Other Assets		(240,123)
Increase (Decrease) in Liabilities		
Accounts Payable and Accrued Expenses		(1,276,740)
NET CASH FLOWS USED BY OPERATING ACTIVITIES		(3,117,194)
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from Sale of Property and Equipment		50,000
Write-off of Investment in Parnership at Fair Value		79,616
Issuance of Subordinated Borrowing		500,000
NET CASH FLOWS PROVIDED BY INVESTING ACTIVITIES		629,616
NET DECREASE IN CASH AND CASH EQUIVALENTS		(2,487,578)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		7,607,529
CASH AND CASH EQUIVALENTS, END OF YEAR	$	5,119,951
Supplemental Disclosure of Cash Flow Information		
Cash Paid During the Year for Income Taxes	$	456,119
Supplemental Schedule of Non-Cash Investing Activities		
Transfer of Investment in Partnership at Fair Value to Commissions Expense	$	78,431

The accompanying notes are an integral part of these financial statements.

NOTE 1 - Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the New York Stock Exchange MKT LLC ("NYSE MKT"), the Chicago Board Options Exchange ("CBOE"), the International Securities Exchange ("ISE"), and NASDAQ OMX PHLX ("PHLX"). The Company is a Pennsylvania Corporation that provides brokerage services to its customers located throughout the United States. The Company is a wholly owned subsidiary of James Crompton, Inc.

NOTE 2 - Summary of Significant Accounting Policies

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

The Company maintains cash balances at a financial institution. Both interest and non-interest bearing accounts with the same depository institution will be insured by the Federal Deposit Insurance Corporation for a combined total of $250,000. In the normal course of business, the Company may have deposits that exceed the insured balance in its interest and non-interest bearing accounts.

Accounts Receivable - Accounts receivable are carried at cost less an allowance for doubtful accounts. The Company extends credit to its customers based upon an evaluation of customers' financial condition and credit history and generally does not require collateral to support customer receivables. The Company does not accrue finance or interest charges. On a periodic basis, management evaluates its accounts receivable balances and establishes an allowance for doubtful accounts based on the history of past write-offs, collections and current credit conditions. An account is written off when it is determined that all collection efforts have been exhausted. At April 30, 2013, the allowance for doubtful accounts was $415,409.

Deposits with Clearing Organizations - Amounts of deposits with and payable to clearing organizations relate to the transactions clearing through these organizations.

NOTE 2 - Summary of Significant Accounting Policies (continued)

Property and Equipment - Property and equipment are recorded at cost. Depreciation is provided on the accelerated method. Maintenance and minor repairs are charged to operations when incurred. When assets are retired or sold, the related costs and accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in current operations.

The estimated useful lives for depreciation are:

Equipment	5 Years
Automobiles	5 Years

Long-Lived Assets - As required by the *Property, Plant, and Equipment* Topic of the FASB Accounting Standards Codification No. 360 ("FASB ASC 360"), long-lived assets are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less the cost to sell. There was no impairment loss noted as of April 30, 2013.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Fair Value Measurements - The *Fair Value Measurements* Topic of the FASB Accounting Standards Codification No. 820 ("FASB ASC 820") establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The carrying amounts for cash and cash equivalents, accounts receivable, deposits with clearing organizations, prepaid expenses, accounts payable and accrued expenses approximate their fair value because of their short-term maturity. The carrying amount of long-term debt approximates its fair value since the Company's interest rates approximate current interest rates.

NOTE 2 - Summary of Significant Accounting Policies (continued)

Fair Value Measurements - (continued)

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
Level 2	Inputs to the valuation methodology include • Quoted prices for similar assets or liabilities in active markets; • Quoted prices for identical or similar assets or liabilities in inactive markets; • Inputs, other than quoted prices, that are observable for the asset or liability; • Inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of April 30, 2013.

Deposits with Clearing Organizations: Valued based on cash and cash equivalents and are considered level 1 within the fair value hierarchy of the Company.

Investments in Partnerships: Valued on the income tax basis, which approximates the fair value, and are considered level 3 within the fair value hierarchy of the Company. When quoted prices are not available for identical or similar investments, the investment is valued under a discounted cash flows approach that maximizes observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks. At April 30, 2013, the Company did not hold any investments in partnerships.

NOTE 2 - Summary of Significant Accounting Policies (continued)

Fair Value Measurements - (continued)

The following table sets forth by level, within the fair value hierarchy, the Company's assets and liabilities at fair value as of April 30, 2013:

	Level 1	Level 2	Level 3	Total
Assets				
Deposits with Clearing Organizations	$ 3,692,382	$ 0	$ 0	$ 3,692,382

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth a summary of changes in fair value of the Company's level 3 assets for the year ended April 30, 2013:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)		
	Options Advisors LLC	Look Away LLC	Total
Balance, Beginning of Year	$ 79,616	$ 78,431	$ 158,047
Realized Losses	(79,616)	0	(79,616)
Transfer to Commissions Expense	0	(78,431)	(78,431)
BALANCE, END OF YEAR	$ 0	$ 0	$ 0

Income Taxes - As required by the *Income Taxes* Topic of the FASB Accounting Standards Codification No. 740 ("FASB ASC 740"), deferred income tax assets and liabilities are determined based on differences between the financial reporting and income tax bases of assets and liabilities measured using enacted income tax rates and laws that are expected to be in effect when the differences reverse. Valuation allowances are provided on deferred tax assets for which it is more likely than not that some portion or all of the deferred tax asset will not be realized.

The Company has evaluated the effects of the *Income Taxes* Topic of FASB Accounting Standards Codification No. 740 ("FASB ASC 740") and has concluded that the Company recognizes tax benefits only to the extent that the Company believes it is "more likely than not" that its tax positions will be sustained upon a taxing authorities examination. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company's management believes it is no longer subject to income tax examinations for years prior to 2009.

NOTE 3 - Property and Equipment

Property and equipment at April 30, 2013 were as follows:

Equipment	$	18,985
Automobiles		78,818
TOTAL PROPERTY AND EQUIPMENT		97,803
Less: Accumulated Depreciation		64,281
NET PROPERTY AND EQUIPMENT	$	33,522

Depreciation expense for the year ended April 30, 2013 was $5,900.

NOTE 4 - Subordinated Borrowing

The Company has a note payable to a related party in the amount of $500,000. Interest on the note payable will be paid annually at a rate of 1% of the principal balance with the principal due in December 2015.

The subordinated borrowing is with a related party and is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. It is the Company's intention not to renew the secured demand note collateralizing agreements due on December 2015.

NOTE 5 - Accrued Expenses

Accrued expenses at April 30, 2013 were as follows:

Commissions Payable	$	9,653,340
Accrued Interest		1,685
Accrued Error Loss		121,500
Accrued Bonus		57,500
Accrued Professional Fees		50,000
Accrued SIPC Fees		33,115
Accrued Floor Expenses		490,000
TOTAL ACCRUED EXPENSES	$	10,407,140

NOTE 6 - Income Taxes

Deferred taxes are computed based on the expected tax liability or benefit in future years of the reversal of temporary differences in the recognition of income or deduction of expenses between financial and tax reporting purposes. The principal item resulting in the difference is the establishment of an allowance for doubtful accounts. Deferred tax assets and liabilities are classified as current or non-current based on the classification of the related asset or liability for financial reporting purposes, or based on the expected reversal date for deferred taxes that are not related to an asset or liability. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The (benefit) provision for income taxes for the year ended April 30, 2013 was as follows:

Current (Benefit) Provision	
Federal	$ (213,870)
State	2,621
NET CURRENT BENEFIT FOR INCOME TAXES	(211,249)
Deferred Provision (Benefit)	
Federal	49,632
State	(38,957)
NET DEFERRED PROVISION FOR INCOME TAXES	10,675
TOTAL BENEFIT FOR INCOME TAXES	$ (200,574)

At April 30, 2012, the Company has a current deferred tax asset in the amount of $263,828.

NOTE 7 - Related Party Transactions

The Company has transactions in the ordinary course of business with Hybrid Trading & Resources ("HTR"), which is a related party through common ownership. For the year ended April 30, 2013, the Company received revenue from HTR in the amount of $538,170 for floor expenses. For the year ended April 30, 2013, the Company paid commissions to HTR in the amount of $11,031,669. The Company also has amounts due from HTR totaling $60,224, which has been included in accounts receivable at April 30, 2013.

NOTE 8 - Lease Commitments

The Company leases office space under a non-cancelable operating lease with monthly payments totaling $1,835 plus common operating expenses, which expires December 2013. Rental expense for the Philadelphia office for the year ended April 30, 2013 was $22,020.

The Company leases office space under a non-cancelable operating lease with monthly payments totaling $2,300 plus common operating expenses, which expires September 2016. Rental expense for the Chicago office for the year ended April 30, 2013 was $27,600.

The future minimum payments for the non-cancelable operating leases described above for the years ended April 30 are as follows:

2014	$ 41,681
2015	28,625
2016	29,140
2017	12,232
TOTAL	$ 111,678

NOTE 9 – Retirement Benefits

Substantially all regular full-time employees are eligible to participate in a Company sponsored 401(k) profit sharing plan. An employee may elect to contribute up to 100% of annual compensation subject to certain limits described in the plan document. A matching employer contribution may be made to the plan at the discretion of the Company. For the year ended April 30, 2013, the Company did not make a contribution to the Plan.

NOTE 10 – Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 11 – Commitments and Contingencies

The Company is subject to litigation from time to time in the ordinary course of business. Although the amount of any liability with respect to such litigation cannot be determined, in the opinion of management, such liabilities will not have a material adverse effect on the Company's financial condition or results of operations.

NOTE 11 - Commitments and Contingencies (continued)

As a result of regulatory examinations and investigations performed by FINRA there is a current global settlement of $60,000 due for violations relating to business conducted on PHLX. The Company has agreed to this settlement and will begin making payments directly to PHLX subsequent to the fiscal year end which will be paid as a reduction of the income earned through their clearing firm each month until the balance is paid in full.

As a result of the Company's part in business violations, the Company reached a settlement agreement in the amount of $121,500 with Morgan Stanley Smith Barney, LLC. The agreement requires the settlement to be paid in five equal monthly payments of $20,000 with a final payment of $21,500, beginning May 2013.

As a result of a sweep examination, the Company was offered a settlement of $20,000 due for violations of CBOE rules. The Company has submitted their offer which is in agreement with the settlement offer initially provided by the CBOE and anticipates that this offer will be accepted. Payment terms on this settlement have not yet been determined.

Additionally, the Company was issued a notice as a result of a sweep examination for failure to comply with CBOE rules. As a result, they have been offered a settlement in the amount of $20,000 which has been rejected by the Company. At this time, a reasonable estimate of fines the Company will ultimately pay is not determinable, and therefore no such accrual has been made. It is at least reasonably possible that the settlement will change within the near term because of inherent uncertainties.

NOTE 12 - Major Customer

During the year ended April 30, 2013, the Company had one major customer. Gross revenues from this customer amounted to $4,109,224 or 12.9% of gross revenue for the year ended April 30, 2013. Accounts receivable outstanding relating to this revenue at April 30, 2013 was $1,202,007 which amounted to 21.8% of total receivables.

NOTE 13 - Net Capital Requirements

The Company has elected not to be subject to the Aggregate Indebtedness Standard of paragraph (a)(1)(i) of the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). Based on this election, the Company shall not permit its net capital to be less than the greater of $250,000 or 2 percent of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers. At April 30, 2013, the Company had net capital of $941,909, which was $691,909 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was 11.2 to 1.

NOTE 14 - Exempt Provisions of Rule 15c3-3

The Company operates under the provision of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission, and accordingly, is exempt from the remaining provisions of the that rule.

The Company is subject to the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control any customer funds or securities at April 30, 2013.

NOTE 15 - Restatement

The Company elected to compute its net capital using the "Computation of Alternate Net Capital Requirement" method under Rule 15c3-1. Therefore, Note 13 and Schedule I have been updated to include the proper method of calculation. Also, Note 1 has been updated to include the Company's proper membership with the various exchanges.

NOTE 16 - Subsequent Events

In accordance with the *Subsequent Events* Topic of the FASB Accounting Standards Codification No. 855 ("FASB ASC 855"), the Company has evaluated those events and transactions that occurred from May 1, 2013 through June 26, 2013, except for Note 15, as to which the date is July 16, 2013, the date the financial statements were available to be issued. No material events or transactions have occurred during this period which would render these financial statements to be misleading.

STEPHANO SLACK LLC
ACCOUNTANTS AND TAX ADVISORS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

To the Stockholder
PTR, Inc.
Philadelphia, Pennsylvania

We have audited the financial statements of PTR, Inc. as of and for the year ended April 30, 2013, and have issued our report thereon dated June 26, 2013, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Stephano Slack LLC

Stephano Slack LLC

June 26, 2013 (Except for Note 15 as to which the date is July 16, 2013)
Wayne, Pennsylvania

www.stephanoslack.com

WAYNE OFFICE
125 Strafford Avenue, Suite 200
Wayne, PA 19087
tel 610-687-1600 *fax* 610-687-0016

PTR, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
April 30, 2013

NET CAPITAL		
Total Stockholder's Equity		$ 4,471,988
Deductions		
Non-Allowable Assets		
Receivables from Brokers-Dealers	2,853,752	
Property and Equipment, Net Accumulated Depreciation	33,522	
Prepaid Expenses	599,243	
Deposit	20,472	
Deferred Tax Asset	263,828	
Other Assets	259,262	
TOTAL DEDUCTIONS		4,030,079
Liabilities Subordinated to Claims of General Creditors Allowable in Net Capital		500,000
NET CAPITAL		$ 941,909
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Accounts Payable and Accrued Expenses	10,535,683	
TOTAL AGGREGATE INDEBTEDNESS		$ 10,535,683
COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT:		
MINIMUM NET CAPITAL REQUIRED (2% x $10,535,683)		$ 210,714
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING BROKER-DEALER		$ 250,000
NET CAPITAL REQUIREMENT		$ 250,000
EXCESS NET CAPITAL		$ 691,909
NET CAPITAL LESS 120% OF MINIMUM ($250,000 x 120%)		$ 641,909
TOTAL AGGREGATE INDEBTEDNESS		$ 10,535,683
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		11.2 to 1

PTR, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
April 30, 2013

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF APRIL 30, 2013)

NET CAPITAL, AS REPORTED IN COMPANY'S PART II (UNAUDITED) FOCUS REPORT	$	3,529,913
AUDIT ADJUSTMENTS		
ADJUSTMENT TO NON-ALLOWABLE ASSETS		(3,227,075)
PRIOR PERIOD ADJUSTMENTS TO STOCKHOLDER'S EQUITY		(866,457)
ADJUSTMENT TO ACCOUNTS RECEIVABLE		259,977
ADJUSTMENT TO PREPAID EXPENSES		545,888
ADJUSTMENT TO INVESTMENTS IN PARTNERSHIPS		(78,431)
ADJUSTMENT TO DEFERRED TAXES		128,883
ADJUSTMENT TO ACCUMULATED DEPRECIATION		9,054
ADJUSTMENT TO OTHER ASSETS		(3,914)
ADJUSTMENT TO ACCRUED EXPENSES		404,541
NET CAPITAL PER ABOVE	$	702,379

STEPHANO SLACK LLC
ACCOUNTANTS AND TAX ADVISORS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Stockholder
PTR, Inc.
Philadelphia, Pennsylvania

In planning and performing our audit of the financial statements of PTR, Inc. (the "Company"), as of and for the year ended April 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives.

www.stephanoslack.com

WAYNE OFFICE
125 Strafford Avenue, Suite 200
Wayne, PA 19087
tel 610-687-1600 *fax* 610-687-0016

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on June 26, 2013.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at April 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholder, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Stephano Slack LLC

Stephano Slack LLC

June 26, 2013 (Except for Note 15, as to which the date is July 16, 2013)
Wayne, Pennsylvania

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholder
PTR, Inc.
Philadelphia, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments, [General Assessment Reconciliation (Form SIPC-7)], to the Securities Investor Protection Corporation (SIPC) for the year ended April 30, 2013, which were agreed to by PTR, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating PTR, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). PTR, Inc.'s management is responsible for PTR, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended April 30, 2013, as applicable, with the amounts reported in Form SIPC-7 for year ended April 30, 2013 noting a decrease in revenue of $10,977;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences, except the change in revenue as noted in item 2 above. The decrease in revenues would result in a decrease in the tax due of $274.

www.stephanoslack.com

WAYNE OFFICE
125 Strafford Avenue, Suite 200
Wayne, PA 19087
tel 610-687-1600 fax 610-687-0016

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Stephano Slack LLC

Stephano Slack LLC

June 26, 2013 (Except for Note 15, as to which the date is July 16, 2013)
Wayne, Pennsylvania

STEPHANO SLACK LLC

ACCOUNTANTS AND TAX ADVISORS

+ WAYNE OFFICE
125 Strafford Avenue, Suite 200
Wayne, PA 19087
tel 610-687-1600
fax 610-687-0016

+ www.stephanoslack.com